

Mail Stop 3030

September 21, 2009

Via Facsimile and U.S. Mail

Mr. Reuven Gepstein
Chief Executive Officer
Cherry Tankers, Inc.
78 Sokolov Street
Herzeliya, Israel   46497

> **Re: Cherry Tankers, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-K/A filed August 26, 2009**
> **File No. 333-148346**

Dear Mr. Gepstein:

We have reviewed your response letter dated August 25, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Reuven Gepstein
Cherry Tankers, Inc.
September 21, 2009
Page 2

Form 10-K/A for the year ended December 31, 2008

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

1.   Please refer to prior comment 1. As previously requested, revise your conclusion in future filings, including any amendment to this filing, to state that management has concluded that your disclosure controls and procedures are effective / not effective at the reasonable assurance level. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

2.   Please refer to prior comment 2. We note the revisions made in Form 10-K/A to remove certain language included after the word "effective." However, as previously stated, similar revisions were also to be made in Form 10-Q/A for the quarterly period ended June 30, 2009. Please revise future filings to incorporate these changes.

3.   Please refer to prior comment 3. We note that you continue to believe that your disclosure controls and procedures were effective. However, we note that the Company failed to include its report on internal control over financial reporting in the Form 10-K for the year ended December 31, 2008 as required by Item 9A(T) of Regulation S-K. Note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Further, referring to Compliance and Disclosure Interpretation 115.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

*   *   *   *

        As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief